Exhibit 10.59.2

SECOND AMENDMENT TO LEASE
(3969-3975 E. Bayshore Road – Building 1)

This Second Amendment to Lease ("Second Amendment"), is dated, for reference purposes only as February 19, 2004 (the "Effective Date"), and is entered into between Judd Properties, LLC, a California limited liability company (as assignee of Bay Laurel Investment Company, a California general partnership ("Bay Laurel")), as "Lessor", and Southwall Technologies, Inc., a Delaware corporation, as "Lessee", for the purpose of modifying that certain Lease Agreement, executed by Bay Laurel and Lessee as of January 1, 1989, (the "Original Lease"), as amended, concerning the premises commonly known as Building 1, 3969-3975 E. Bayshore Road, Palo Alto, California (the "premises"). Capitalized terms, not otherwise defined in this Second Amendment, shall have the meanings ascribed to such terms in the Lease. In the event of any conflict between the terms and conditions of the Lease and this Second Amendment, this Second Amendment shall be deemed to prevail.

RECITALS

A.   Lessor and Lessee acknowledge that a true and correct copy of the Original Lease and the First Amendment to Lease Dated January 1, 1989 (3969-3975 E. Bayshore Road – Building 1) entered into by Lessor and Lessee on or about January 1, 2000 (herein the "First Amendment" and collectively with the Original Lease and this Second Amendment, the "Lease") are attached hereto as Exhibit A and that there are no other amendments, agreements, or promises concerning the Original Lease, the First Amendment, the premises, or the rights and obligations of the parties thereto, other than as set forth in Exhibit A and below in this Second Amendment.

B.   Lessee also acknowledges that Lessee's monthly rent for direct expenses payable under Section 2 of the First Amendment commencing as of January 1, 2003 was Three Thousand Four Hundred Forty-Eight Dollars ($3,448), subject to further adjustment as provided in the Lease and that the Lease term is currently scheduled to expire on December 31, 2004.

C.   Lessee is in arrears is the payment of the rent and direct expenses payable to Lessor under the Lease and has advised Lessor that it cannot or will not perform its obligations under the Lease in accordance with the existing terms of the Lease.

D. Lessee has requested a restructuring of its obligations under the Lease and Lessor is agreeable to a restructuring of various terms and conditions of the Lease on the terms and subject to the conditions set forth below.

E. Lessee and Lessor are also parties to that certain Lease Agreement, dated as of January 1, 1989, as amended by that certain First Amendment to Lease Dated January 1, 1989 (3977-3995 E. Bayshore Road – Building 2) entered into on or about January 1, 2000 (collectively the "Building 2 Lease"), concerning other premises leased by Lessor to Lessee commonly known as 3977-3995 E. Bayshore Road, Palo Alto, California (herein "Building 2"). Concurrently herewith Lessee and Lessor have entered into a certain Surrender and Termination Agreement with respect to the Building 2 Lease and Building 2 (the "Building 2 Agreement" and, together with the Building 2 Lease, the "Building 2 Lease Agreements").

NOW, THEREFORE, for good and valuable consideration, the adequacy of which is hereby acknowledged, the parties hereto agree as follow:

1. Extension of Term. Notwithstanding anything to the contrary in Section 2 of the Original Lease or the First Amendment, the lease term shall end on January 31, 2005, unless the term is further extended in accordance with Section 2, below, or earlier terminated in accordance with the Lease.

2. Option For Further Extension of Term. Lessee shall have the right to extend the term of the Lease until January 31, 2006, if, but only if, all of the following conditions (the "Conditions to January 2006 Extension") are satisfied by the dates specified below:

1) Lessee notifies Lessor of its intent to exercise this option to extend the term by delivery to Lessor of the Extension Notice, attached hereto as Exhibit B, no earlier than January 20, 2005 and no later than January 30, 2005; and

2) Lessee pays to Lessor on or before the due dates thereof (but not later than May 1, 2004) all amounts payable by Lessee to Lessor under Section 2 of the Building 2 Agreement (i.e., Four Hundred Four Thousand Dollars ($404,000) plus the Landlord's Work Amount, as therein defined); and

3) Lessee pays all basic monthly rent to be paid by Lessee on or before December 31, 2004 and all estimated direct expenses to be paid Lessee on or before January 1, 2005 (i.e., Four Hundred Fifteen Thousand Nine Hundred Twenty-Eight Dollars ($415,928)) in the amounts and on or before the due dates specified in Section 3(a), below; and

4)   As of January 31, 2005 either (A) (i) the Warrant is in full force and effect for the benefit of Lessor, (ii) any Warrant Shares to be issued to the Escrow Agent or Lessor, or delivered by the Escrow Agent to Lessor, pursuant to the Warrant have been issued as and when required by the terms of the Warrant, (iii) the Registration Rights Agreement is in full force and effect for the benefit of Lessor, and (iv) Southwall has not failed to register the Warrant Shares as and when required by the Registration Rights Agreement or (B) Lessor holds a valid Letter of Credit complying with the terms and provisions of Section 5(b)(1) of this Second Amendment in the maximum drawing amount of One Million Dollars ($1,000,000); and

5)   The representations by Lessee in Section 5(b)(2) are true and correct in all material respects and Lessee has performed and continues to perform all of the obligations on its part to be performed under the Lease (other than the "January 2005 Amount," as defined below) on or before the times and in the manner required by the Lease and no circumstance which would constitute a default under Section 22 of the Lease has occurred or is continuing either on the date of delivery of Lessee's Extension Notice or January 31, 2005; and

6)   On or before January 31, 2005, no proceeding has been or is reasonably likely to be instituted by or against Lessee or any party controlled by, under common control with, or who controls Lessee under the Bankruptcy Act of 1978, as amended, or any other federal or state bankruptcy or insolvency statute, Lessee has not made and is not reasonably likely to make any assignment for the benefit of creditors, no receiver or other court officer has been or is reasonably likely to be appointed to take possession of any substantial part of the asset(s) of Lessee, and Lessee executes and delivers to Lessor a certification in the form of Exhibit D, certifying that the foregoing is true and that it has no plans to file any bankruptcy or insolvency proceeding on or before January 31, 2006.

3. Rental.

(a) Rental For Period Ending January 31, 2005. Sections 3 and 4 of the Original Lease, Section 2(d) of the First Amendment and Exhibit A to the First Amendment are deleted and, as and for the basic monthly rent and reimbursement of estimated direct expenses for the premises for the period commencing on the Effective Date and ending on January 31, 2005, Lessee shall pay to Lessor the sum of Two Million Two Hundred Three Thousand Four Hundred Forty-Eight Dollars ($2,203,448) in lawful money of the United States of America, without offset, counterclaim, or deduction. Said amount shall be paid for the periods, in the amounts, and on or before the dates specified below.

Time Period	Due Date[*]	Basic Rent	Estimated Direct Expenses[**]	Total Amount
Effective Date – Feb 15, 2004	Effective Date	$ 35,000.00	$ 0.00	$ 35,000.00
Feb. 16 - 29, 2004	Earlier of Feb. 29, 2004 or First Needham Closing	167,000.00	0.00	167,000.00
Mar. 1 – Apr. 30, 2004	Mar. 1, 2004	48,000.00	6,896.00	54,896.00
May 1 – 31, 2004	Mar. 1, 2004	0.00	3,448.00	3,448.00
Jun. 1 – Aug. 31, 2004	Jun. 1, 2004	48,000.00	10,344.00	58,344.00
Sep. 1 – Nov. 30, 2004	Sep. 1, 2004	48,000.00	10,344.00	58,344.00
Dec. 1 – 31, 2004	Dec. 1, 2004	32,000.00	3,448.00	35,448.00
Jan. 1 – 31, 2005	Jan. 1, 2005	0.00	3,448.00	3,448.00
Jan. 1 – 31, 2005	Jan. 20, 2005	1,383,520.00	0.00	1,383,520.00
Total		**$1,761,520.00**	**$37,928.00**	**$1,799,448.00**

[*] As used herein the following terms shall have the following meanings:

[**] Estimated direct expenses will be subject to adjustment at the end of each calendar year in accordance with Section 2 of the First Amendment.

Notwithstanding the foregoing, Lessor shall forebear until January 31, 2005, institution of any proceeding for the collection of the One Million Three Hundred Eighty-Three Thousand Five Hundred Twenty Dollar ($1,383,520) basic rent amount payable by Lessee on or before January 20,

2005 (the "January 2005 Amount"). Furthermore, if (i) Lessee elects to extend the Lease term to January 31, 2006 in accordance with Section 2, above, and all of the Conditions to January 2006 Extension described in Section 2, above, are satisfied as of the dates specified in Section 2, (ii) the Lease continues to be in full force and effect as of February 1, 2005, (iii) no default by Lessee (as defined in Section 22 of the Lease) has occurred on or before February 1, 2005, and (iv) Lessee pays the installments of basic rent and reimbursements of estimated direct expenses for the premises at the times and in the amounts specified in Section 3(b), below, then Lessor shall continue to forebear institution of any proceeding for the collection of the January 2005 Amount and the payments of basic rent (but not reimbursement of estimated direct expenses) made by Lessee pursuant to Section 3(b) shall be applied to reduce the January 2005 Amount. If an event of default under Section 22 of the Lease occurs or if any installment of the deferred January 2005 Amount specified in Section 3(b), below, is not paid on or before the dates specified in Section 3(b), then, in addition to its other rights and remedies at law or in equity, Lessor shall immediately be entitled to pursue collection of the unpaid balance of the January 2005 Amount.

(b) <u>Rental For Period Ending January 31, 2006</u>. If Lessee elects to extend the Lease term to January 31 2006 in accordance with Section 2, above, and all of the Conditions to January 2006 Extension described in Section 2, above, are satisfied, then, as and for the basic monthly rent and reimbursement of estimated direct expenses for the premises for the period commencing on February 1, 2005 and ending on January 31, 2006, Lessee shall pay to Lessor the sum of One Million Three Hundred Eighty-Three Thousand Five Hundred Twenty Dollars ($1,383,520) in lawful money of the United States of America, without offset, counter claim, or deduction. Said rents shall be paid for the periods, in the amounts, and on or before the dates specified below:

Time Period	Due Date	Basic Rent	Estimated Direct Expenses[**]	Total Amount
Feb. 1 – Apr. 30, 2005	Feb. 1, 2005	$ 48,000.00	$ 10,344.00	$ 58,344.00
May 1 – July 31, 200	May. 1, 2005	48,000.00	10,344.00	58,344.00
Aug. 1 – Oct. 31, 2005	Aug. 1, 2005	48,000.00	10,344.00	58,344.00
Nov. 1 – Dec. 31, 2006	Nov. 1, 2005	48,000.00	0.00	48,000.00
Nov. 1 – Jan. 31, 2006	Nov. 1, 2005	0.00	10,344.00	10,344.00

Jan. 1 - 31, 2006	Jan. 20, 2006	1,191,520.00	0.00	1,191,520.00
Total		**$1,383,520.00**	**$41,376.00**	**$1,424,896.00**

** Estimated direct expenses will be subject to adjustment at the end of each calendar year in accordance with Section 2 of the First Amendment.

Notwithstanding the foregoing, Lessor shall forebear until January 31, 2006, institution of any proceeding for the collection of the One Million One Hundred Ninety-One Thousand Five Hundred Twenty Dollar ($1,191,520) basic rent amount payable by Lessee on or before January 20, 2006 (the "January 2006 Amount"). Furthermore, if (i) Lessee elects to defer the payment of the January 2006 Amount in accordance with Section 3(c), below, (ii) all of the "Conditions to 2006 Deferral" described in Section 3(c), below, are satisfied as of the dates specified in Section 3(c), (iii) the Lease continues to be in full force and effect as of January 31, 2006, (iv) no default by Lessee (as defined in Section 22 of the Lease) has occurred on or before January 31, 2006, and (v) Lessee pays the installments of the deferred January 2006 Amount at the times and in the amounts specified in Section 3(c), below, then Lessor shall continue to forebear institution of any proceeding for the collection of the January 2006 Amount and the payments made pursuant to Section 3(c) shall be applied to reduce the January 2006 Amount. If an event of default under Section 22 of the Lease occurs or if any installment of the deferred January 2006 Amount specified in Section 3(c), below, is not paid on or before the dates specified in Section 3(c), then, in addition to its other rights and remedies at law or in equity, Lessor shall immediately be entitled to pursue collection of the unpaid balance of the January 2006 Amount.

(c) Deferral of January 2006 Amount. Lessee shall have the right to defer the payment of the January 2006 Amount in accordance with this Section 3(c), if, but only if, all of the following conditions (the "Conditions to 2006 Deferral") are satisfied by the dates specified below:

1) Lessee notifies Lessor of its intent to exercise this option to defer payment of the January 2006 Amount by delivery to Lessor of the Deferral Notice, attached hereto as Exhibit C, no earlier than January 20, 2006 and no later than January 30, 2006; and

2) All Conditions to the January 2006 Extension are satisfied by the dates specified in such conditions (including, without limitation, the timely payment of all sums owing under Section 2 of the Building 2 Agreement), and continue to be satisfied as of the date the Deferral Notice for the January 2006 Amount is delivered and as of January 31, 2006.

3) Lessee pays all basic monthly rent to be paid by Lessee on or before December 31, 2005 and all estimated direct expenses to be paid Lessee on or before January 1, 2006 (i.e., Six Hundred Forty-Nine Thousand Three Hundred Four Dollars ($649,304)) in the amounts and on or before the dates specified in Sections 3(a) and (b), above, and

4) Lessee performs all of the other obligations on its part to be performed under this Lease (other than the payment of the January 2006 Amount) on or before the times and in the manner required by the Lease, including without limitation, Lessee's obligation, at Lessee's cost, to remove all Hazardous Materials introduced to the premises by Lessee and completion of Lessee's other Building 1 Surrender Obligations on or before the Building 1 Surrender Date; and

5) No circumstance which would constitute a default under Section 22 of the Lease has occurred or is continuing either on the date of delivery of Lessee's Deferral Notice for the January 2006 Amount or on January 31, 2006; and

6) As of January 31, 2006 either (A) (i) the Warrant is in full force and effect for the benefit of Lessor, (ii) any Warrant Shares to be issued to the Escrow Agent or Lessor, or delivered by the Escrow Agent to Lessor, pursuant to the Warrant have been issued as and when required by the terms of the Warrant, (iii) the Registration Rights Agreement is in full force and effect for the benefit of Lessor, and/or (iv) Southwall has not failed to register the Warrant Shares as and when required by the Registration Rights Agreement or (B) Lessor holds a valid Letter of Credit complying with the terms and provisions of Section 5(b)(1) of this Second Amendment in the maximum drawing amount of One Million Dollars ($1,000,000); and

7) On or before January 31, 2006, no proceeding has been or is reasonably likely to be instituted by or against Lessee or any party controlled by, under common control with, or who controls Lessee under the Bankruptcy Act of 1978, as amended, or any other federal or state bankruptcy or insolvency statute, Lessee has not made and is not reasonably likely to make any assignment for the benefit of creditors, no receiver or other court officer has been or is reasonably likely to be appointed to take possession of any substantial part of the asset(s) of Lessee, and Lessee executes and delivers to Lessor a certification in the form of Exhibit D, certifying that the foregoing is true and that it has no plans to file any bankruptcy or insolvency proceeding on or before January 31, 2007.

If Lessee elects to defer payment of the January 2006 Amount in accordance with this Section and all of the Conditions to 2006 Deferral described above are satisfied, then, Lessee may pay the January 2006 Amount in lawful money of the United States of America, without offset, counter claim, or deduction, in the installment amounts, and on or before the dates, specified below:

Due Date	Total Amount
Feb. 1, 2006	$ 68,294.00
May. 1, 2006	68,294.00
Aug. 1, 2006	68,294.00
Nov. 1, 2006	68,294.00
Jan. 20, 2007	987,520.00
Total	**$1,260,696.00**

Notwithstanding the foregoing, Lessor shall forebear until January 31, 2007, institution of any proceeding for the collection of the Nine Hundred Eight-Seven Thousand Five Hundred Twenty Dollar ($987,520) deferred January 2006 Amount payable by Lessee on or before January 20, 2007 (the "January 2007 Amount"). Furthermore, if (i) Lessee elects to defer the payment of the January 2007 Amount in accordance with Section 3(d), below, (ii) all of the "Conditions to 2007 Deferral" described in Section 3(d), below, are satisfied as of the dates specified in Section 3(d), (iii) the Lease continues to be in full force and effect as of February 1, 2007, (iv) no default by Lessee (as defined in Section 22 of the Lease) has occurred on or before February 1, 2007, and (iv) Lessee pays the installments of the deferred January 2007 Amount at the times and in the amounts specified in Section 3(d), below, then Lessor shall continue to forebear institution of any proceeding for the collection of the January 2007 Amount and the payments made pursuant to Section 3(d) shall be applied to reduce the January 2007 Amount. If an event of default under Section 22 of the Lease occurs or if any installment of the deferred January 2007 Amount specified in Section 3(d), below, is not paid on or before the dates specified in Section 3(d), then, in addition to its other rights and remedies at law or in equity, Lessor shall immediately be entitled to pursue collection of the unpaid balance of the January 2007 Amount.

(d) <u>Deferral of January 2007 Amount</u>. Lessee shall have the right to defer the payment of the January 2007 Amount in accordance with this Section 3(d), if, but only if, all of the following conditions (the "Conditions to 2007 Deferral") are satisfied by the dates specified below:

1)   Lessee notifies Lessor of its intent to exercise this option to defer payment of the January 2007 Amount by delivery to Lessor of the Deferral Notice, attached hereto as Exhibit C, no earlier than January 20, 2007 and no later than January 30, 2007; and

2)   All of the Conditions to 2006 Deferral are satisfied by the dates specified in such conditions (including, without limitation, the timely payment of all sums owing under Section 2 of the Building 2 Agreement and the completion of the Lessee's Surrender Obligations for the premises), and continue to be satisfied as of the date the Deferral Notice for the January 2007 Amount is delivered and as of January 31, 2007.

3)   Lessee pays all basic monthly rent to be paid by Lessee on or before December 31, 2005 and all estimated direct expenses to be paid Lessee on or before January 1, 2006 (i.e., Six Hundred Forty-Nine Thousand Three Hundred Four Dollars ($649,304)) in the amounts and on or before the dates specified in Sections 3(a) and (b), above, and Lessee pays, on or before the due dates thereof, those installments of the deferred January 2006 Amount (i.e., Two Hundred Seventy-Three Thousand One Hundred Seventy-Six Dollars ($273,176)) to be paid by Lessee on or before December 31, 2006; and

4)   No circumstance which would constitute a default under Section 22 of the Lease has occurred or is continuing either on the date of delivery of Lessee's Deferral Notice for the January 2007 Amount or on January 31, 2007; and

5)   As of January 31, 2007 either (A) (i) the Warrant is in full force and effect for the benefit of Lessor, (ii) any Warrant Shares to be issued to the Escrow Agent or Lessor, or delivered by the Escrow Agent to Lessor, pursuant to the Warrant have been issued as and when required by the terms of the Warrant, (iii) the Registration Rights Agreement is in full force and effect for the benefit of Lessor, and (iv) Southwall has not failed to register the Warrant Shares as and when required by the Registration Rights Agreement or (B) Lessor holds a valid Letter of Credit complying with the terms and provisions of Section 5(b)(1) of this Second Amendment in the maximum drawing amount of One Million Dollars ($1,000,000); and

6) On or before January 31, 2007, no proceeding has been or is reasonably likely to be instituted by or against Lessee or any party controlled by, under common control with or who controls Lessee under the Bankruptcy Act of 1978, as amended, or any other federal or state bankruptcy or insolvency statute, Lessee has not made and is not reasonably likely to make any assignment for the benefit of creditors, no receiver or other court officer has been or is reasonably likely to be appointed to take possession of any substantial part of the asset(s) of Lessee, and Lessee executes and delivers to Lessor a certification in the form of Exhibit D, certifying that the foregoing is true and that it has no plans to file any bankruptcy or insolvency proceeding on or before January 31, 2008.

If Lessee elects to defer payment of the January 2007 Amount in accordance with this Section and all of the Conditions to 2007 Deferral described above are satisfied, then, Lessee may pay the January 2007 Amount in lawful money of the United States of America, without offset, counter claim, or deduction, in the installment amounts, and on or before the dates, specified below:

Due Date	Total Amount
Feb. 1, 2007	$108,943.00
May. 1, 2007	108,943.00
Aug. 1, 2007	108,943.00
Nov. 1, 2007	108,943.00
Jan. 20, 2008	622,520.00
Total	**$1,058,292.00**

Notwithstanding the foregoing, Lessor shall forebear until January 31, 2008 institution of any proceeding for the collection of the Six Hundred Twenty-Two Thousand Five Hundred Twenty Dollar ($622,520) deferred January 2007 Amount payable by Lessee on or before January 20, 2008 (the "January 2008 Amount"). Furthermore, if (i) Lessee elects to defer the payment of the January 2008 Amount in accordance with Section 3(e), below, (ii) all of the "Conditions to 2008 Deferral" described in Section 3(e), below, are satisfied as of the dates specified in Section 3(e), (iii) this Lease continues to be in full force and effect as of February 1,2008, (iv) no default by Lessee (as defined in Section 22 of the Lease) has occurred on or before February 1, 2008, and (iv) Lessee pays the

installments of the deferred January 2008 Amount at the times and in the amounts specified in Section 3(e), below, then Lessor shall continue to forebear institution of any proceeding for the collection of the January 2008 Amount and the payments made pursuant to Section 3(e) shall be applied to reduce the January 2008 Amount. If an event of default under Section 22 of the Lease occurs or if any installment of the deferred January 2008 Amount specified in Section 3(e), below, is not paid on or before the dates specified in Section 3(e), then, in addition to its other rights and remedies at law or in equity, Lessor shall immediately be entitled to pursue collection of the unpaid balance of the January 2008 Amount.

(e) <u>Deferral of January 2008 Amount</u>. Lessee shall have the right to defer the payment of the January 2008 Amount in accordance with this Section 3(e), if, but only if, all of the following conditions (the "Conditions to 2008 Deferral") are satisfied by the dates specified below:

1)   Lessee notifies Lessor of its intent to exercise this option to defer payment of the January 2008 Amount by delivery to Lessor of the Deferral Notice, attached hereto as Exhibit C, no earlier than January 20, 2008 and no later than January 30, 2008; and

2)   All of the Conditions to 2007 Deferral are satisfied by the dates specified in such conditions (including, without limitation, the timely payment of all sums owing under Section 2 of the Building 2 Agreement and the completion of the Lessee's Surrender Obligations for the premises), and continue to be satisfied as of the date the Deferral Notice for the January 2008 Amount is delivered and as of January 31, 2008.

3)   Lessee pays all basic monthly rent to be paid by Lessee on or before December 31, 2005 and all estimated direct expenses to be paid Lessee on or before January 1, 2006 (i.e., Six Hundred Forty-Nine Thousand Three Hundred Four Dollars ($649,304)) in the amounts and on or before the dates specified in Sections 3(a) and (b), above, and Lessee pays, on or before the due dates thereof, those installments of the deferred January 2006 Amount (i.e., Two Hundred Seventy-Three Thousand One Hundred Seventy-Six Dollars ($273,176)) to be paid by Lessee on or before December 31, 2006 and those installments of the deferred January 2007 Amount (i.e., Four Hundred Thirty-Five Thousand Seven Hundred Seventy-Two Dollars ($435,772)) to be paid by Lessee on or before December 31, 2007; and

4)   No circumstance which would constitute a default under Section 22 of the Lease has occurred or is continuing either on the date of delivery of Lessee's Deferral Notice for the January 2008 Amount or on January 31, 2008; and

5)   As of January 31, 2008 either (A) (i) the Warrant is in full force and effect for the benefit of Lessor, (ii) any Warrant Shares to be issued to the Escrow Agent or Lessor, or delivered by the Escrow Agent to Lessor, pursuant to the Warrant have been issued as and when required by the terms of the Warrant, (iii) the Registration Rights Agreement is in full force and effect for the benefit of Lessor, and (iv) Southwall has not failed to register the Warrant Shares as and when required by the Registration Rights Agreement or (B) Lessor holds a valid Letter of Credit complying with the terms and provisions of Section 5(b)(1) of this Second Amendment in the maximum drawing amount of One Million Dollars ($1,000,000); and

6)   On or before January 31, 2008, no proceeding has been or is reasonably likely to be instituted by or against Lessee or any party controlled by, under common control with or who controls Lessee under the Bankruptcy Act of 1978, as amended, or any other federal or state bankruptcy or insolvency statute, Lessee has not made and is not reasonably likely to make any assignment for the benefit of creditors, no receiver or other court officer has been or is reasonably likely to be appointed to take possession of any substantial part of the asset(s) of Lessee, and Lessee executes and delivers to Lessor a certification in the form of Exhibit D, certifying that the foregoing is true and that it has no plans to file any bankruptcy or insolvency proceeding on or before January 31, 2009.

If Lessee elects to defer payment of the January 2008 Amount in accordance with this Section and all of the Conditions to 2008 Deferral described above are satisfied, then, Lessee may pay the January 2008 Amount in lawful money of the United States of America, without offset, counter claim, or deduction, in the installment amounts, and on or before the dates, specified below:

Due Date	Total Amount
Feb. 1, 2008	$106,754.00
May. 1, 2008	106,754.00
Aug. 1, 2008	106,754.00
Nov. 1, 2008	106,754.00

Jan. 20, 2009	252,520.00
Total	**$679,536.00**

Notwithstanding the foregoing, Lessor shall forebear until January 31, 2009 institution of any proceeding for the collection of the Two Hundred Fifty-Two Thousand Five Hundred Twenty Dollar ($252,520) deferred January 2008 Amount payable by Lessee on or before January 20, 2008 (the "January 2009 Amount"). Furthermore, if (i) Lessee elects to defer the payment of the January 2009 Amount in accordance with Section 3(f), below, (ii) all of the "Conditions to 2009 Deferral" described in Section 3(f), below, are satisfied as of the dates specified in Section 3(f), (iii) this Lease continues to be in full force and effect, (iv) no default by Lessee (as defined in Section 22 of the Lease) has occurred on or before February 1, 2009, and (v) Lessee pays the installments of the deferred January 2009 Amount at the times and in the amounts specified in Section 3(f), below, then Lessor shall continue to forebear institution of any proceeding for the collection of the January 2009 Amount and the payments made pursuant to Section 3(f) shall be applied to reduce the January 2009 Amount. If an event of default under Section 22 of the Lease occurs or if any installment of the deferred January 2009 Amount specified in Section 3(f), below, is not paid on or before the dates specified in Section 3(f), then, in addition to its other rights and remedies at law or in equity, Lessor shall immediately be entitled to pursue collection of the unpaid balance of the January 2009 Amount.

     (f) <u>Deferral of January 2009 Amount</u>. Lessee shall have the right to defer the payment of the January 2009 Amount in accordance with this Section 3(f), if, but only if all of the following conditions (the "Conditions to 2009 Deferral") are satisfied by the dates specified below:

     1) Lessee notifies Lessor of its intent to exercise this option to defer payment of the January 2009 Amount by delivery to Lessor of the Deferral Notice attached hereto as Exhibit C no earlier than January 20, 2009 and no later than January 30, 2009; and

     2) All of the Conditions to 2008 Deferral are satisfied by the dates specified in such conditions (including, without limitation, the timely payment of all sums owing under Section 2 of the Building 2 Agreement and the completion of the Lessee's Surrender Obligations for the premises), and continue to be satisfied as of the date the Deferral Notice for the January 2009 Amount is delivered and as of January 31, 2009.

     3) Lessee pays all basic monthly rent to be paid by Lessee on or before December 31, 2005 and all estimated direct expenses to be paid Lessee on or before January 1, 2006 (i.e., Six Hundred Forty Nine Thousand Three Hundred Four Dollars ($649,304)) in the amounts and on or before the dates

specified in Sections 3(a) and (b), above, and Lessee pays, on or before the due dates thereof, those installments of the deferred January 2006 Amount (i.e., Two Hundred Seventy-Three Thousand One Hundred Seventy-Six Dollars ($273,176)) to be paid by Lessee on or before December 31, 2006, those installments of the deferred January 2007 Amount (i.e., Four Hundred Thirty-Five Thousand Seven Hundred Seventy-Two Dollars ($435,772)) to be paid by Lessee on or before December 31, 2007, and those installments of the deferred January 2008 Amount (i.e., Four Hundred Twenty-Seven Thousand Sixteen Dollars ($427,016)) to be paid by Lessee on or before December 31, 2008; and

4)   On or before January 31, 2009, no circumstance which would constitute a default under Section 22 of the Lease has occurred or is continuing either on the date of delivery of Lessee's Deferral Notice for the January 2009 Amount or on January 31, 2009; and

5)   As of January 31, 2009 either (A) (i) the Warrant is in full force and effect for the benefit of Lessor, (ii) any Warrant Shares to be issued to the Escrow Agent or Lessor, or delivered by the Escrow Agent to Lessor, pursuant to the Warrant have been issued as and when required by the terms of the Warrant, (iii) the Registration Rights Agreement is in full force and effect for the benefit of Lessor, and (iv) Southwall has not failed to register the Warrant Shares as and when required by the Registration Rights Agreement or (B) Lessor holds a valid Letter of Credit complying with the terms and provisions of Section 5(b)(1) of this Second Amendment in the maximum drawing amount of One Million Dollars ($1,000,000); and

6)   On or before January 31, 2009, no proceeding has been or is reasonably likely to be instituted by or against Lessee or any party controlled by, under common control with or who controls Lessee under the Bankruptcy Act of 1978, as amended, or any other federal or state bankruptcy or insolvency statute, Lessee has not made and is not reasonably likely to make any assignment for the benefit of creditors, no receiver or other court officer has been or is reasonably likely to be appointed to take possession of any substantial part of the asset(s) of Lessee, and Lessee executes and delivers to Lessor a certification in the form of Exhibit D, certifying that the foregoing is true and that it has no plans to file any bankruptcy or insolvency proceeding on or before January 31, 2010.

If Lessee elects to defer payment of the January 2009 Amount in accordance with this Section and all of the Conditions to 2009 Deferral described above are satisfied, then, Lessee may pay the January 2009 Amount in lawful money of the United States of America, without offset, counter claim, or deduction, in the installment amounts, and on or before the dates, specified below:

Due Date	Total Amount
Feb. 1, 2009	$72,021.00
May. 1, 2009	72,021.00
Aug. 1, 2009	72,020.00
Nov. 1, 2009	72,020.00
Total	**$288,082.00**

4. Prepayments.

(a) In General. Lessee may prepay any rent or deferred rental amounts specified above.

(b) Of Deferred January 2006 Amount. If (i) Lessee is permitted to elect and does elect to defer the payment of the January 2006 Amount in accordance with Section 3(c), (ii) Lessee has paid any installments of the deferred January 2006 Amount which have become due on or before the due dates thereof pursuant to Section 3(c), (iii) Lessee provides Lessor with at least 7 days prior written notice of its intent to prepay the entire unpaid balance of the deferred January 2006 Amount, and (iv) the Conditions to 2006 Deferral were satisfied as of the dates specified in Section 3(c), and continue to be satisfied on the date of the prepayment notice and the date of the prepayment, then Lessee may prepay the entire (but not less than the entire) unpaid balance of the 2006 Amount and, upon such prepayment, will receive a credit against such unpaid balance equal to the sum of (i) $220.49 for each day that a quarterly installment of the January 2006 Amount is prepaid before its due date as set forth in Section 3(c), above, pursuant to such notice, plus (ii) 5% of the January 2007 Amount that is paid on or before January 19, 2007. For the purpose of calculating the deduction amount pursuant to Section (i) of the foregoing sentence, it shall be presumed that each quarter consists of three 30-day months.

(c) Of Deferred January 2007 Amount. If (i) Lessee is permitted to elect and does elect to defer the payment of the January 2007 Amount in accordance with Section 3(d), (ii) Lessee has paid any installments of the deferred January 2007 Amount which have become due on or before the due dates thereof pursuant to Section 3(d), (iii) Lessee provides Lessor with at least 7 days prior written notice of its intent to prepay the entire unpaid balance of the deferred January 2007 Amount, and (iv) the Conditions to 2007 Deferral were satisfied as of the dates specified in Section 3(d), and continue to be satisfied on the date of the prepayment notice and the date of the prepayment, then

Lessee may prepay the entire (but not less than the entire) unpaid balance of the 2007 Amount and, upon such prepayment, will receive a credit against such unpaid balance equal to the sum of (i) $247.34 per day for each day that a quarterly installment of the January 2007 Amount is prepaid before its due date pursuant to Section 3(c), plus (ii) 3% of the January 2008 Amount that is paid on or before January 19, 2008. For the purpose of calculating the deduction amount pursuant to Section (i) of the foregoing sentence, it shall be presumed that each quarter consists of three 30-day months.

5. Surrender of Premises.

(a) Duty to Surrender. Concurrently with the execution of this Second Amendment Lessee shall deliver to Lessor an "as built" plan for the premises and copies of all building permits for the alterations and improvements installed in the premises by Lessee. Prior to the construction of any additional alterations or improvements to the premises, Lessee shall deliver to Lessor plans for such work and copies of all required building permits and all such additional alterations and improvements shall be constructed only in accordance with the other terms and provisions of the Lease. Notwithstanding any deferral of the January 2006 Amount, Lessee shall surrender possession of the premises to Lessor on or before the Building 1 Surrender Date. On or before the earlier of July 1, 2005 or the tenth (10th) day following any earlier Building 1 Surrender Date, Lessee shall provide to Lessor, for Lessor's approval and comment, its plan for decommissioning and surrender of the premises, the identity of any third party contractor(s) who will be retained to complete the work, and the estimated total cost to complete such activities. Lessee shall, on or before the earlier of January 31, 2006 or the Building 1 Surrender Date, complete the Building 1 Surrender Obligations. The Building 1 Surrender Obligation will continue to be in full force and effect, notwithstanding the execution of this Second Amendment or the Building 2 Agreement, the performance or non-performance of the Building 2 Surrender Obligations, the payment of any sums by Lessee to Lessor, the surrender, or attempted surrender, of possession of the premises or Building 2 to Lessor by Lessee and/or a termination of the Lease or any Building 2 Agreement for any reason.

(b) Letter of Credit or Warrant.

1) Initial Issuance of Letter of Credit. In consideration of, among other things, the Building 2 Agreement, the extension of the Lease term, and to secure the Lessee's Surrender Obligations, on or before March 5, 2004, Lessee shall arrange for issuance of a Letter of Credit to Lessor, as beneficiary, in the maximum drawing amount of One Million Dollars ($1,000,000). Such Letter of Credit shall be held by Lessor pursuant to Section 9(c) of the Original Lease and as a security deposit for the faithful performance by Lessee of all of the terms, covenants and conditions of this Lease and/or the Building 2 Lease Agreements to be kept and performed by Lessee, including without limitation the Surrender Obligations. If any default by Lessee occurs with respect to any provision of this Lease and/or any Building 2 Lease Agreement, including but not limited to, any failure of the Lessee to complete its Surrender Obligations by the Applicable Surrender Dates, then, in addition to its other rights and remedies, Lessor may (but shall not be required to) draw upon the Letter of Credit, in whole or in part, and use, apply, or retain such

proceeds for the payment of any amount which Lessor may spend by reason of such default or to compensate Lessor for any other loss or damage which Lessor may suffer by reason of default, or as additional security for the completion of the Surrender Obligations . Upon demand by Lessee, Lessor shall surrender any undrawn amount of the Letter of Credit to Lessee or its designee, if and when the following conditions are met: (i) no default exists at the time of the demand under the Lease, (ii) no default exists at the time of the demand under either of the Building 2 Agreements, and (iii) Lessee has completed the Building 1 Surrender obligations on or before the Building 1 Surrender Date (if the Building 1 Surrender Date has occurred) and its Building 2 Surrender Obligations on or before the Building 2 Surrender Date (if the Building 2 Surrender Date has occurred). In the event of termination of Lessor's interest in this Lease, Lessor may transfer the Letter of Credit to Lessor's successor in interest, and Lessee agrees that Lessor shall thereupon be released from liability for any obligation to return and surrender the Letter of Credit as may be required by this Second Amendment.

               2)   <u>Right to Substitute Warrant/Escrow</u>. Lessee shall have the right to substitute a Warrant in the form of attached Exhibit E for the Letter of Credit by delivery of the Warrant and a fully executed Registration Rights Agreement in the form of attached Exhibit F to Lessor, together with a certificate of the president or chief financial officer of Lessee, to the effect that the Warrant and the Registration Rights Agreement are enforceable in accordance with their terms, the Warrant Shares to be issued thereunder have been authorized by all necessary corporate action, and are available for issuance upon exercise of the Warrant, and that, when all Warrant Shares issuable pursuant to the Warrant have been issued, the holder of the Warrant Shares will hold 4% of the total outstanding capital stock of Southwall on a Diluted Basis; provided, but only provided that all of the following conditions are met on the date Lessee substitutes the Warrant for the Letter of Credit: (i) no default exists under this Lease, (ii) no default exists under either of the Building 2 Agreements, (iii) the substitution is requested prior to the Building 1 Surrender Date, (iv) if the substitution is requested after the Building 2 Surrender Date, the Building 2 Surrender Obligations were complete on or before the Building 2 Surrender Date, and (v) there has been no drawing by Lessor on the Letter of Credit in accordance with this Agreement. Upon delivery of the Warrant and the Registration Rights Agreement to Lessor, Lessor shall immediately become an operable party to the Rights Agreement.

Lessee hereby acknowledges and represents to Lessor that the outstanding capital stock of Southwall Technologies, Inc. on a Diluted Basis is as depicted on attached Exhibit G and that the Warrant Shares issuable upon full exercise of the Warrant represents the equivalent of 4% of the outstanding capital stock of Southwall on a Diluted Basis. If, at any time prior to the later of (i) the delivery of the Warrant Shares to Lessor free of any interest of the Lessee and the escrow holder and (ii) the date that the Warrant Shares first become tradable by Lessor without legend (either through registration or an exemption therefrom) on a public exchange or NASDAQ National Market, the number of outstanding shares of Southwall's outstanding capital stock on a Diluted Basis is increased above the amounts depicted on attached Exhibit G, then the number of shares of Warrant Shares issuable upon exercise of the Warrant shall be adjusted so that the total Warrant Shares issued or issuable pursuant to the Warrant will represent 4% of such increased amount of the outstanding

capital stock of Southwall on a Diluted Basis (as appropriately adjusted to give effect to any Letter of Credit posted hereunder).

In connection with its receipt of the Warrant, Lessor hereby represents and warrants to Lessee as follows:

(i)　　Investment Experience. Lessor is an "accredited investor" as defined in Rule 501 of the Securities Act. Lessor is experienced in investing and acknowledges that an investment in the Warrant and the Warrant Shares involves a high degree of risk. Lessor is able to protect Lessor's own interest in connection with such investment, can bear the economic risk of its investment (including the possible complete loss of such investment) for an indefinite period of time, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Warrant and Warrant Shares. Lessor understands that the Warrant and the Warrant Shares have not been registered under the Securities Act or under the securities laws of any jurisdiction, by reason of reliance upon certain exemptions, and that the reliance of Lessee on such exemptions is predicated upon the accuracy of Lessor's representations and warranties in this Agreement.

(ii)　　Access to Information. Lessor has had the opportunity to ask questions of and receive answers from representatives of Lessee and to obtain additional information, documents and records relating to Lessee, its business and the investment contemplated by the receipt of the Warrant and the Warrant Shares. Lessor has had the opportunity to review all of Lessee's filings under the Securities Act (including its most recently filed Forms 10-K, Forms 10-Q and Forms 8-K).

(iii)　　Restricted Securities. Lessor understands that the Warrant and the Warrant Shares are currently characterized as "restricted securities" under the federal securities laws inasmuch as they were issued in a transaction not involving a public offering and that, under such laws and applicable regulations, such Warrants and Shares may be transferred or resold without registration under the 1933 Act only in certain limited circumstances and in accordance with the terms and conditions set forth in the legend described in paragraph 4 below. Lessor is familiar with Securities and Exchange Commission Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(iv)　　Legends. Until such time as the Warrant Shares are registered pursuant to the Warrant or the Registration Rights Agreement, each certificate representing Warrant Shares shall bear a legend substantially in the following form:

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THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE. SUCH SHARES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SHARES UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

Each Warrant shall bear a legend substantially in the following form:

NEITHER THIS WARRANT NOR THE SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE. SUCH SHARES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH WARRANT OR SHARES, AS THE CASE MAY BE, UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

Lessor may exercise the Warrant at any time on and after the "Exercise Date", as defined therein. If Lessor exercises the Warrant and, at the time of the exercise, (i) the Building 2 Surrender Date has occurred, but the Building 2 Surrender Obligations have not been timely completed by Lessee, or (ii) the Building 1 Surrender Date has occurred, but the Building 1 Surrender Obligations have not been timely completed by Lessee, or (iii) a default exists and is continuing under the Lease or either of the Building 2 Lease Agreements, then the Warrant Shares issued pursuant to such exercise shall be issued directly to Lessor.

In all other cases, the Warrant Shares shall be placed with an Escrow Agent selected by Lessor and approved by Lessee, which approval shall not be unreasonably withheld. Any Warrant Shares delivered to the Escrow Agent shall be held by the Escrow Agent, as agent for the Lessor and Lessee, subject to and in accordance with this Second Amendment, the Building 2 Agreement, and an escrow agreement in form reasonably acceptable to Lessor, Lessee and the Escrow Agent, providing in general that (i) the Warrant Shares shall be promptly delivered by the Escrow Agent to Southwall, free of any claim by the Lessor or the Escrow Agent, if, but only if, Lessee completes (a)

the Building 1 Surrender Obligations on or before the Building 1 Surrender Date in accordance with this Lease and (b) the Building 2 Surrender Obligations with respect to Building 2 in accordance with the Building 2 Lease Agreements on or before the Building 2 Surrender Date; or (ii) in all other cases, the Warrant Shares shall be delivered by the Escrow Agent to Lessor on the earlier of February 1, 2006 or the date when the Building 1 Surrender Date and the Building 2 Surrender Date have both occurred, free of any claim or right by Lessee or the Escrow Agent. The escrow agreement shall also provide that:

(A)   The escrow shall be in existence throughout the Escrow Period.

(B)   The Escrow Agent shall hold and safeguard the Escrowed Shares during the Escrow Period, shall treat such Escrow Shares as a trust fund in accordance with the terms of this Section and the escrow agreement and not as the property of Lessor, Lessee or Escrow Agent, and shall hold and dispose of the Escrowed Shares only in accordance with the terms hereof.

(C)   Any shares of Southwall's Common Stock or other equity securities issued or distributed by Southwall (including shares issued upon a stock split in respect of the Escrowed Shares held by the Escrow Agent, and all dividends issued with respect to the Escrowed Shares shall be added to the Escrowed Shares and become a part of the escrow. Any such additional equity securities or cash dividends issued in respect of Escrowed Shares that have been released from the escrow or otherwise directly issued to Lessor or its designee (other than the escrow holder), shall not be added to the Escrowed Shares, but shall be distributed to the record holders thereof.

(D)   Lessor shall be shown as the record owner on Southwall's books and records, and shall not have voting rights with respect to the Escrowed Shares until such time, if any, that Escrowed Shares are delivered by the Escrow Agent to Lessor in accordance with this Section and the escrow agreement.

(E)   If Lessor delivers an Escrow Claim Certificate to the Escrow Agent, then Escrow Agent shall deliver to Lessor that number of the Escrowed Shares of Lessor held by the Escrow Agent as are valued in an amount equal to the unreimbursed amount of the out-of-pocket costs, expenses, liabilities, diminution in market value, judgments, fines, penalties, attorneys' and experts' fees, of every type and nature that Lessor may incur with respect to such non-payment or non-performance by Lessee (herein the "Losses"). For the purposes of determining the number of shares of Escrowed Shares to be delivered to Lessor by the Escrow Agent pursuant to this Section, each Escrowed Share shall be deemed to have a value equal to the closing sales price of Southwall common stock on the NASDAQ National Market on of the trading day immediately preceding the date the Escrow Shares are

delivered by the Escrow Agent to Lessor, if the Escrowed Shares are tradable on that market, or in all other cases the value determined by an investment banker selected by Lessor and approved by Lessee, which approval shall not be unreasonably withheld. Such delivery by Escrow Agent shall be limited only by the following:

(i) At the time of delivery of any Escrow Claim Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to Lessee and for a period of seven (7) days following the delivery date of the Escrow Claim Certificate to the Escrow Agent and Lessee (herein the "Claim Date"), Escrow Agent shall make no delivery to Lessor of any Escrowed Shares, unless the Escrow Agent shall have received written authorization from Lessee to make such delivery. On the eighth (8th) day following the Claim Date, the Escrow Agent shall make delivery of the required number of Escrowed Shares to Lessor in accordance with the foregoing section, notwithstanding any objection received from Lessee, unless such objection is made in a writing and delivered to Escrow Agent on or before 5:00 pm Pacific Time on the day which is the seventh (7th) day following the Claim Date.

(ii) If Lessee objects in writing to any claim by Lessor in any Escrow Claim Certificate, Lessee and Lessor shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If Lessee and Lessor should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent and the Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the Escrowed Shares in accordance with the terms thereof. If no such agreement can be reached by Lessee and Lessor by 5:00 pm Pacific Time on the tenth (10th) day following the Claim Date, either Lessor or Lessee may demand arbitration of the matter in Santa Clara County, California and in accordance with the rules of the American Arbitration Association then in effect; and the Escrow Agent shall be entitled to act in accordance with the decision rendered in the arbitration. Such decision, if written, shall be supported by written findings of fact and conclusions, setting forth the award, judgment, decree or order awarded by the arbitrators, shall be binding upon the parties, may be entered as a final judgment in Santa Clara County Superior Court and shall be subject to review only for prejudicial errors of law and findings of fact not supported by substantial evidence.

(iii) The prevailing party in the arbitration shall be entitled to recover its costs of arbitration and reasonably incurred attorneys' and experts' fees.

(F)   If Lessee completes its Building 1 Surrender Obligations on or before the Building 1 Surrender Date and completes its Building 2 Surrender Obligations on or before the Building 2 Surrender Date and no default by Lessee exists, then upon Lessee's demand, Escrow Agent will return any Escrowed Shares then held by the Escrow Agent to Lessee. All escrowed shares not delivered to Lessee pursuant to the foregoing sentence shall be delivered to Lessor on the day immediately following the termination of the Escrow Period.

(G)   The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth in the escrow agreement between the Escrow Agent, Lessee and Lessor, which will incorporate by reference this Section and the applicable Section of the Building 2 Agreement and may also generally provide as follows:

(i)   The Escrow Agent may receive after the date of the escrow agreement, instructions which are signed by Lessor and Lessee, and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties.

(ii) The Escrow Agent shall not be liable for any act done or omitted hereunder as Escrow Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.

(iii) The Escrow Agent is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court of law, notwithstanding any notices, warnings or other communications from any party or any other person to the contrary. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

(iv) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Section and the escrow agreement or any documents or papers deposited or called for hereunder.

(v)   The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to the escrow, the Lease, or any documents deposited with the Escrow Agent.

(vi) In performing any duties under this Section or the escrow agreement, the Escrow Agent shall not be liable to any party for damages, losses, or expenses, except for gross negligence or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, including any written statement or affidavit provided for in this Section or the escrow agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with the legal counsel in connection with Escrow Agent's duties under this Section or the escrow agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel. The Escrow Agent is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Section or the escrow agreement.

(vii) All fees of the Escrow Agent for performance of its duties hereunder shall be paid by Lessee, promptly upon demand.

(viii)If any controversy arises between the parties to the escrow agreement, or with any other party, concerning the subject matter or the terms or conditions of this Section or the escrow agreement, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold all Escrowed Shares and other property held in the escrow and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Escrow Agent's discretion, the Escrow Agent may be required, despite what may be set forth elsewhere in this Section or the escrow agreement. In such event, the Escrow Agent will not be liable for damage. Furthermore, the Escrow Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Escrow Agent is authorized to deposit with the clerk of the court the Escrowed Shares and all documents and other property held in escrow. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of the escrow agreement.

(ix) Except to the extent of the willful misconduct, gross negligence or breach of any escrow agreement executed by the Escrow Agent, the parties and their respective successors and assigns agree jointly and severally to indemnify and hold Escrow Agent harmless against any and all losses, claims, damages, liabilities, and expenses, including reasonable costs of investigation, counsel fees, and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of his/her duties under this Section or the escrow agreement, including but not limited to any litigation arising from this Section or the escrow agreement or involving its subject matter.

 (x) The Escrow Agent may resign at any time upon giving at least thirty (30) days written notice to the parties; provided, however, that no such resignation shall become effective until the appointment of a successor Escrow Agent which shall be accomplished as follows: the parties shall use their best efforts to mutually agree on a successor Escrow Agent within fifteen (15) days after receiving such notice. If the parties fail to agree upon a successor Escrow Agent within such time, the Escrow Agent shall have the right to appoint a successor Escrow Agent authorized to do business in the State of California. The successor Escrow Agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers, and duties of the predecessor Escrow Agent as if originally named as Escrow Agent. The Escrow Agent shall be discharged from any further duties and liability under this Section or the escrow agreement upon such delivery to the substituted Escrow Agent.

If Lessee performs its Surrender Obligations for the premises and Building 2 on or before the Applicable Surrender Dates, then the Warrant and any Warrant Shares held by the Escrow Agent following an exercise of the Warrant shall be surrendered by Lessor and the Escrow Agent to Lessee upon demand.

3) <u>Right to Reduce Issuable Warrant Shares After Substitution</u>. If a Warrant is substituted for the Letter of Credit pursuant to the foregoing, then, at any time prior to the Building 1 Surrender Date, Lessee may, from time to time, reduce the number of Warrant Shares issuable under the Warrant by putting in place one or more Letters of Credit in drawing amounts which are multiples of $25,000. The reduction in the number of Warrant Shares issuable pursuant to the Warrant will be equal $1/40^{th}$ of the number of Warrant Shares originally issuable pursuant to the Warrant (as adjusted in accordance therewith) for each $25,000 in drawable amount of Letter of Credit. If any such Letter of Credit is issued, they shall be held, drawn upon and surrendered by Lessor in accordance with Section 5(b)(1), above, and in accordance with the Building 2 Agreement.

4)	General Provisions. Lessee shall not, without just cause, delay issuance of the Warrant Shares pursuant to the Warrant, interfere with the transfer of the Warrant Shares to the Escrow Agent, transfer of the Warrant Shares by the Escrow Agent to Lessor, any subsequent sale of the Warrant Shares by Lessor, or any drawing of a Letter of Credit by Lessor in accordance with the terms of the Letter of Credit as permitted by this Second Amendment or the Building 2 Agreement.

Subject to the next succeeding paragraph, Lessee's Surrender Obligations for the premises are in addition to and shall not be limited by this Section or the consideration received by Lessor pursuant to the Lease or the Building 2 Lease Agreements, if any, including without limitation the Warrant, the Warrant Shares, and/or any drawing on the Letter of Credit; and Lessee's Surrender Obligations with respect to the premises and Building 2 will continue, notwithstanding the termination of the Lease or any Building 2 Lease Agreement, the surrender of possession of the premises or Building 2 to Lessor by Lessee, the acceptance of possession of the premises and/or Building 2 by Lessor, the delivery to Lessor of the Warrant or the Warrant Shares, and/or the drawing by Lessor upon the Letter of Credit. Furthermore, Lessor's right to receive the Warrant and the Warrant Shares and the Lessor's right to draw upon the Letter of Credit are in addition to all other rights and remedies for breach by Lessee of obligations under the Lease and/or any Building 2 Lease Agreement.

Payment by the issuing bank to Lessor or a drawing request under the Letter of Creditor delivery to any Warrant Shares to Lessor shall not be deemed to be a cure of any default under the Lease, the Building 2 Agreement and/or the Building 2 Lease; provided, however, that:

(1)	any damages that may be payable by Lessee to Lessor pursuant to a judgment compensating Landlord for any failure of Lessee to perform its Surrender Obligations, shall be reduced dollar for dollar (without double counting and not below zero) by (i) any net proceeds (after deduction of commissions and all other out-of-pocket costs of sale) actually received by Lessor in connection with Lessor's sale of any Warrant Shares, (ii) the amounts, if any, drawn by Lessor from the Letter of Credit as of the date of the judgment, and (iii) an amount equal to the number of Warrant Shares held by Lessor which are freely tradable on the NASDAQ National Market on the date of the judgment times the closing sales price on the NASDAQ National Market of such shares on the trading date immediately preceding the date the judgment is entered less the reasonably expected out-of-pocket cost of trading such shares; and

(2)	credit shall be given to Lessee for any amount received by Lessor from Lessee in satisfaction of a judgment compensating Landlord for any failure of Lessee to perform its Surrender Obligations as follow: For each $25,000 in judgment proceeds received by Lessor, the number of Warrant Shares issuable pursuant to the Warrant shall be reduced by 1/40th of the number of Warrant Shares originally issuable pursuant to the Warrant (as adjusted in accordance therewith) and, if there does not remain issuable pursuant to the Warrant a sufficient number of Warrant Shares to make such adjustment, the Escrow Agent shall return

such number of Warrant Shares as shall make up the difference to Lessee upon demand, and, if the Escrow Agent does not then hold a sufficient number of Warrant Shares to make up the difference, upon demand, Lessor shall surrender to Lessee the number of Warrant Shares then held by Lessor; provided, however that in no event shall Lessor be required to surrender to Lessee more Warrant Shares that it then holds.

6. Environmental. On or before February 25, 2004, Lessee shall deliver to Lessor (i) a list of all Hazardous Materials that have been, or are currently being, used, stored, discharged, emitted, or transported on, at, to or from the premises, (ii) a copy of Lessee's hazardous material management plan, and (iii) copies of all permits and licenses held by Lessee with respect to Hazardous Materials at the premises. All provisions of the Lease concerning the environment or the presence of Hazardous Materials on or about the premises continue in full force and effect, including without limitation Section 14. In connection with the surrender of possession of the premises to Lessor by Lessee, Lessor shall have the right to retain an environmental consultant to inspect the premises to confirm that all Hazardous Materials have been removed from the premises and that the applicable governmental authorities having jurisdiction over closure of the Lessee's Hazardous Material use at the premises have inspected the premises, determined that all Hazardous Material closure activities required for the premises have been completed, and have released the premises for reletting to another Lessee who might use Hazardous Materials. If the consultant determines that any such Hazardous Materials remain on the premises or that any additional closure activities have not been completed, Lessee shall perform the work recommended by the consultant to remove such Hazardous Materials and complete such closure to the reasonable satisfaction of such consultant and shall reimburse Lessor for the fees charged by Lessor's consultant.

7. Destruction and Condemnation of the Premises. Sections 19 and 35 of the Original Lease are deleted in their entirety. Lessee hereby waives any right to terminate this Lease on account of the condition of the premises or any destruction of the premises by any casualty or condemnation, waives the benefits of California Civil Code Sections 1265.130, and each subpart of California Civil Code Sections 1932, 1933, 1941 and 1942, or any similar statute or common law, as the same may be amended or supplemented from time to time, to the extent such sections would entitle Lessee to terminate this Lease on account of the condition of the premises or any casualty or condemnation, and agrees that, notwithstanding any termination of Lessee's right to possession of the premises in accordance with the Lease, as a consequence of Lessee's default or any other cause, its obligations to pay the sums owing to Lessor pursuant to Section 3 shall continue as a separate, independent and personal covenant of Lessee to Lessor. Subject to the foregoing, if, prior to the Building 1 Surrender Date:

(A)   the premises are damaged or destroyed, in whole or in part by any casualty, then Lessor may elect, by delivery of written notice to Lessee within 30 days following such event, to not repair the premises, in which event the Building 1 Surrender Date shall be accelerated to the date following the date premises were damaged or destroyed that Lessee completes its Surrender Obligations; or

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(B)	the premises are damaged or destroyed from any cause (other than the acts or omissions of Lessee, its successors or assigns, or their respective agents, employees, contractors, or invitees) and the damage to the premises cannot be repaired within two hundred seventy (270) days after the date of the damage or destruction under the Laws of State, Federal, County, or Municipal authorities (as reasonably determined by Lessor), then Lessee may accelerate the Building 1 Surrender Date to a date selected by Lessee, which date shall be not earlier than the date (i) Lessee completes its Surrender Obligations, and (ii) the Building 1 Surrender Date would have otherwise occurred, or

(C)	all of the premises is taken or conveyed to a governmental authority as a consequence of the exercise by the governmental authority of the power of eminent domain or the Lessor elects, in its discretion, to accelerate the Building 1 Surrender Date in connection with any such exercise by a governmental authority, then the Building 1 Surrender Date shall be accelerated to the date of the taking, or

(D)	the premises is partially taken or conveyed in connection with an exercise by a governmental authority of the power of eminent domain and, after such taking or conveyance, Lessee's ability to utilize the remaining premises for the purposes permitted by the Lease is substantially impaired, then Lessee may accelerate the Building 1 Surrender Date to the date selected by Lessee, which shall be not earlier than the date (i) Lessee completes its Surrender Obligations for the premises in accordance with this Lease and the Surrender Obligations for Building 2 in accordance with the Building 2 Agreement and the Building 2 Lease, and (ii) the Building 1 Surrender Date would have otherwise occurred.

If the Building 1 Surrender Date is accelerated by Lessor or Lessee pursuant to the foregoing, Lessee shall complete its Surrender Obligations with respect to the premises and surrender possession of the premises to Lessor in the condition required by the Lease, the effects of the casualty and the condemnation excepted, but free of Hazardous Materials introduced to the premises during the Lease term; and Lessee shall continue to pay the sums payable to Lessor pursuant to this Second Amendment (notwithstanding such surrender), subject, however, to the following abatements:

(i) If Lessee is permitted to accelerate and actually does accelerate the Building 1 Surrender Date pursuant to this Section to a date on or before December 31, 2004 and completes its Surrender Obligations with respect to the premises and Building 2 on or before such Building 1 Surrender Date, then the amounts payable by Lessee pursuant to Section 3(a) shall be revised as follows: (a) the reimbursement of direct charges payable pursuant to Sections 3(a) and 3(b) shall be terminated for the period commencing on and after such Building 1 Surrender Date (with a proration, based on

a thirty day month, for any partial month following such Building 1 Surrender Date), and (b) the basic rent amounts payable under Section 3(a) shall be reduced, in reverse order of payment (i.e., the reductions shall first apply to the January 2005 Amount and, only if that amount is entirely exhausted then first, to the December 1st basic rent payment, etc.) by an amount equal to Three Thousand Nine Hundred Ninety-Four and 38/100 Dollars ($3,994.38) per day for each day in the period commencing the date after such accelerated Building 1 Surrender Date and Lessee's completion of the Surrender Obligations for the premises and Building 2 and ending on and including December 31, 2004, provided, however, that such abatement shall not exceed $1,761,520 minus the product of Three Thousand Nine Hundred Ninety-Four and 38/100 Dollars ($3,994.38) per day times the number of days from and November 15, 2003 through and including such Building 1 Surrender Date and the completion by Lessee of its Surrender Obligations in accordance with this Lease, and

(ii) If Lessee or Lessor is permitted to accelerate (and does accelerate) the Building 1 Surrender Date pursuant to this Section to a date on or before January 31, 2006, and Lessee completes its Surrender Obligations with respect to the premises and Building 2 on or before said accelerated Building 1 Surrender Date, then the amounts payable by Lessee pursuant to Section 3(b) of this Lease shall be revised as follows: (i) the payments scheduled to be paid on February 1, May 1, August 1, and November 1, 2005 (each a "Scheduled Payment Date") shall be completely abated to the extent that the accelerated Building 1 Surrender Date occurs on or before such Schedule Payment Date, and, (ii) if such accelerated Building 1 Surrender Date occurs between any two Scheduled Payment Dates or between November 1, 2005 and January 31, 2006, the January 2006 Amount shall be reduced by an amount equal to the number of days in the period commencing on the day after such accelerated Building 1 Surrender Date and the completion of the Lessee Surrender Obligations for the premises and Building 2 in accordance with this Lease and the Building 2 Agreement and Building 2 Lease and ending on and including the day immediately preceding the next Scheduled Payment Date thereafter, times Five Hundred Thirty-Three and 33/100 Dollars ($533.33) per day, provided however, that the abatement for any such period shall not be more or less than $16,000 for any full calendar month during such period; and

(iii) If the premises are condemned or damaged and destroyed from any cause (other than the acts or omissions of Lessee, its successors or assigns, or their respective agents, employees, contractors, or invitees), but the Building 1 Surrender Date is not accelerated pursuant to this Section, then the reimbursement of direct charges payable pursuant to Section 3(a) and, if applicable, Section 3(b), above, for the period commencing on the date of the casualty or condemnation and ending on the earlier of (i) the date the premises are restored so as to become reasonably usable by Lessee of the permitted uses under this Lease or (ii) the Building 1 Surrender Date and the completion by Lessee of its Surrender Obligations with respect to the premises and Building 2 in accordance with this Lease and the Building 2 Agreement and Building

2 Lease, shall be abated in proportion to the interference, if any, with Lessee's use of the premises occasioned by such casualty, condemnation, or the associated restoration of the premises, and (2) the basic rent amount payable on each payment date (other than January 20, 2005 and January 20, 2006) pursuant to Section 3(a) and, if applicable 3(b), above, shall be reduced by an amount equal to $0.01667 per day times the number of square feet of the premises not reasonably usable by Lessee on each day of the Lease period to which such payment relates as a consequence of the destruction, condemnation, or associated restoration of the premises, provided, however that the maximum reduction in the basic rent shall not exceed $0.50 per month per square foot of such space that is not reasonably usable by Lessee.

8.   Additional Security. Lessor and Lessee acknowledge that Lessee has deposited with Bank of America, the sum of One Hundred Thousand ($100,000) pursuant to Section 9(c) of the Lease and, other than as provided in Section 5(b), above, that Lessor holds no other security for Lessee's obligations under the Lease. Concurrently herewith, Lessee shall arrange for the issuance of a substitute certificate of deposit payable to "Judd Properties, LLC, as lessor under that certain Lease Agreement for 3969-3975 E. Bayshore Road, Palo Alto, California, as amended, and as lessor under that certain Lease Agreement for 3977-3995 E. Bayshore Road, Palo Alto, California, as amended. Such certificate of deposit shall be held by Lessor pursuant to Section 9(c) of the Original Lease and as a security deposit for the faithful performance by Lessee of all of the terms, covenants and conditions of this Lease, the Building 2 Agreement, and/or the Building 2 Lease to be kept and performed by Lessee. If any default by Lessee occurs with respect to any provision of this Lease, the Building 2 Agreement, and/or the Building 2 Lease, including but not limited to, the provisions relating to the payment of basic rent, direct charges, or deferred and other amounts thereunder, and/or the Lessee's Surrender Obligations pursuant thereto, then, in addition to its other rights and remedies, Lessor may (but shall not be required to) draw upon the certificate of deposit and use, apply, or retain such proceeds for the payment of any amount which Lessor may spend by reason of such default or to compensate Lessor for any other loss or damage which Lessor may suffer by reason of default. If any portion of said deposit is so used or if any drawing is made on such deposit by Lessor in accordance with the Building 2 Agreement, Lessee shall, within ten (10) days after written demand therefore, deposit cash with Lessor in the amount sufficient to restore such security deposit to its original amount; Lessee's failure to do so shall be a material breach of this Lease. All interest on the certificate of deposit shall be added to the certificate of deposit and shall become additional security for this Lease, the Building 2 Agreement, and the Building 2 Lease. Provided that no default has occurred under the Lease, Lessee has completed its Surrender Obligations for the premises pursuant to this Lease and for Building 2 pursuant to the Building 2 Agreement and the Building 2 Lease, and has paid the deferred rent amount, Lessor shall deliver any undrawn amount of the certificate of deposit and the balance of any additional cash security deposit made by Lessee to Lessee. In the event of termination of Lessor's interest in this Lease, Lessor shall transfer said deposit to Lessor's successor in interest, and Lessee agrees that Lessor shall thereupon be released from liability for the return of such deposit or any accounting therefore.

9.   Keys. Concurrently herewith, Lessee shall deliver to Lessor a key to all locks on the premises (other than keys to Lessee's private safes, file cabinets and similar personal property).

10. <u>Needham Agreement</u>. Lessee shall deliver to Lessor a true, correct, and complete copy of (i) the Needham Restructuring Documents concurrently herewith and (ii) any amendment, modification, termination, or supplement of any Needham Agreement within seven (7) days following the execution of the same by Lessee.

11. <u>Miscellaneous</u>. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof, shall be construed in accordance with its fair meaning and not for or against any party. The parties hereby agrees that the sole jurisdiction for any action or proceeding brought with respect to this Agreement or the Lease is in the federal courts of the Northern District of California and the courts of the State of California for the County of Santa Clara and that this Agreement and the Lease shall be interpreted in all respects solely in accordance with the laws of the State of California, without regard to any conflict of laws. All letters of understanding and proposals between the parties concerning the subject matter hereof are merged into this Agreement and no representation, warranty, or oral promise between the parties not contained herein with respect to the subject matter hereof shall be enforceable against any party hereto. The provisions of this Agreement shall be binding upon the parties and their respective successors and assigns and may be waived, amended, or deleted only by a writing signed by the party to be charged.

12. <u>Deleted Provisions</u>. Lessee and Lessor agree that the following provision are deleted from the Lease: Original Lease - Sections 20 (2nd paragraph only), 25, 28, 29, and 49 and First Amendment - Section 1 and subparts (c) and (d) of Section 2.

13. <u>Defined Terms</u>. The terms -- "Second Amendment", "Effective Date", "Bay Laurel", "Original Lease", and "premises" -- are defined in the preamble to this Second Amendment, the terms -- "First Amendment", "Lease", "Building 2 Lease", "Building 2 Agreement", and "Building 2 Lease Agreements" are defined in the Recitals for this Second Amendment, the terms -- "Conditions to January 2006 Extension", "Conditions to 2006 Deferral", "Conditions to 2007 Deferral" "Conditions to 2008 Deferral", "Conditions to 2009 Deferral", "January 2005 Amount", "January 2006 Amount" "January 2007 Amount" "January 2008 Amount", and "January 2009 Amount" --are defined in Section 2 of this Second Amendment, the terms – "Losses" and "Claim Date" are defined in Section 5 of this Agreement, the term "Remaining Escrowed Shares" is defined in Section 6 of this Second Amendment, and the term -- "Scheduled Payment Date" – is defined in Section 8 of this Second Amendment. The following additional terms used in this Second Amendment shall have the following meanings:

"Applicable Surrender Date", with respect to the premises, shall mean the Building 1 Surrender Date" and, with respect to Building 2, shall mean the "Building 2 Surrender Date".

"Building 1 Surrender Date" shall mean the earliest of the following dates: (i) January 31, 2006, (ii) the date that is determined, in accordance with Section 7 of this Second Amendment, to be the "Building 1 Surrender Date" as a consequence of a casualty or

condemnation, or (iii) the earlier termination of this Lease for any other cause, in each case in the surrender condition required by the Lease.

"Building 1 Surrender Obligations" means performance by Lessee of all of the following on or before the Building 1 Surrender Date: (i) at no cost to Lessor, perform all of the decommissioning and surrender activities for the premises contained on the Plan or otherwise required of Lessee under the Lease, including without limitation, Sections 7 and 30 of the Original Lease, and Section 9 of this Second Amendment, and (ii) within 15 days following completion of such work, deliver to Lessor unconditional waivers of any mechanic's liens arising from its performance of the other Surrender Obligations, together with such other evidence of payment by Lessee of the costs associated therewith as Lessor may reasonably request.

"Building 2 Surrender Obligations" are the obligations of the Lessee to decommission and surrender Building 2 on or before the Building 2 Surrender Date (as defined in the Building 2 Agreement) in accordance with the Building 2 Agreement and the Building 2 Lease.

"default" shall mean (i) the failure of Lessee to (i) perform its Surrender Obligations on or before the Applicable Surrender Date in accordance with the Lease and the Building 2 Agreements, as applicable, (ii) the failure of Lessee to timely perform any other obligation on its part to be performed under the specified agreement in any material respect, (iii) any other circumstance which is a default in any material respect under the specified agreement, or (iv) any other circumstance, which with the passage of time, the giving of notice or both, would be a default in any material respect under the specified agreement.

"Diluted Basis" shall mean calculation of the percentage of the total outstanding capital stock represented by the referenced shares on the referenced date, calculated on a fully diluted basis, after giving effect to the Needham Restructuring Documents, all warrants, options, and convertible securities, and any other unperformed agreements, contingent or non-contingent, for the issuance of Southwall Technologies, Inc. capital stock binding upon said company as of the referenced date.

"Escrow Agent" shall mean an escrow holder designated by Lessor, subject to the approval of Lessee, which approval shall not be unreasonably withheld and, if not reasonably withheld within 7 days following delivery of written notice of the identity of the Escrow Agent to Lessee, shall be deemed given.

"Escrow Claim Certificate" shall mean a certificate signed by Lessor and delivered to the Escrow Agent at any time on or before the last day of the Escrow Period stating that Lessee has either (1) failed to complete Lessee's Surrender Obligations for the premises in accordance with the Lease and/or failed to complete Lessee's Surrender Obligations for

Building 2 (as defined in and in accordance with the Building 2 Lease Agreements), in either case by the time specified and in the manner required by the Lease, the Building 2 Lease Agreements, as applicable, and/or (2) failed to pay any sums owing by Lessee to Lessor or other otherwise failed to perform any obligation on Lessee's part to be performed under the Lease, the Building 2 Lease Agreements in accordance with and within the time permitted by such agreements.

"Escrow Period" means the period commencing on the issuance of the Warrant and ending on the earlier of (A) February 1, 2006, or (B) the date when all of the following have occurred: (i) the Building 1 Surrender Date pursuant to the Lease, (ii) the Building 2 Surrender Date (as defined in and pursuant to the Building 2 Agreements), and (iii) the completion by Lessee of its Surrender Obligations for the premises and Building 2.

"First Needham Closing" shall mean the receipt by the Lessee of proceeds from the Investors pursuant to the Needham Restructuring Documents in the amount of at least One Million Five Hundred Thousand Dollars ($1,500,000).

"Letter of Credit" shall mean a letter of credit: (i) issued to Judd Properties, LLC, as the beneficiary thereof pursuant to the Lease and the Building 2 Agreement, (ii) issued by a nationally recognized commercial bank reasonably acceptable to Lessor; (iii) having a termination date for drawings of February 29, 2006, (iv) that provides for a drawing(s) by Lessor upon delivery to the issuer of the Letter of Credit of a certification by Lessor that Lessee failed to complete its Surrender Obligations for the premises and Building 2 on or before the Applicable Surrender Date or otherwise is in default of its obligations under this Lease, the Building 2 Lease Agreements; and (iv) in a form consistent with the intent of this Agreement and approved by Lessor and Lessee, which approval shall not be unreasonably withheld.

"Needham Restructuring Documents" shall mean the Investment Agreement, dated December 18, 2003, by and among Lessee, Needham & Company, Inc., ("Needham") and certain other investors named therein (collectively, the "Investors"), and the Registration Rights Agreement, dated December 18, 2003, by and among Lessee and the Investors therein identified, as the same may be amended or supplemented by the parties from time to time (herein, respectively the "Investment Agreement" and the "Registration Rights Agreement").

"Registration Rights Agreement" shall mean the Registration Rights Agreement to be entered into by Lessor, Lessee and the other parties thereto in the form of attached Exhibit F.

"Securities Act" means the Securities Act of 1933, as amended.

"Surrender Obligations" means the Building 1 Surrender Obligations and the Building 2 Surrender Obligations.

"Warrant" shall mean a warrant to purchase at least 1,517,893 shares of the Common Stock of Southwall Technologies, Inc., (subject to adjustment) at an exercise price of $0.01 (subject to adjustment) in the form of attached Exhibit E.

"Warrant Shares" shall mean the common stock of Southwall Technologies, Inc. issued or issuable pursuant to the Warrant.

14. <u>Effectiveness of Second Amendment</u>. At the election of Lessor, by delivery of written notice to Lessee, this Second Amendment shall be rendered null and void and of no force or effect, if (i) Lessee fails to pay Lessor Two Hundred Two Thousand Dollars ($202,000), for application to the sums first payable by Lessee pursuant to Section 3(a) of this Agreement on or before February 25, 2004, (ii) Lessee fails to pay Lessor Four Hundred Four Thousand Dollars ($404,000), for application to the sums owing by Lessee to Lessor under Section 2(a) of the Building 2 Agreement on or before February 25, 2004, (iii) any other sums payable by Lessee on or before May 1, 2004 pursuant to this Second Amendment (i.e., Fifty Eight Thousand Three Hundred Forty-Four Dollars ($58,344)) or pursuant to Section 2 of the Building 2 Agreement (i.e., the "Landlord's Work Amount" as therein defined)) are not paid on or before the due dates thereof, (ii) as of May 1, 2004 or such earlier date is as required by this Agreement (a) the Letter of Credit (or substitute Warrant) required by Section 5(b) above has not been issued to Lessor or is otherwise not in full force and effect for the benefit of Lessor, (b) any Warrant Shares to be issued to the Escrow Agent or Lessor, or delivered by the Escrow Agent to Lessor, pursuant to the Warrant have not been issued or delivered as and when required by the terms of the Warrant, (c) if a Warrant has been issued to Lessor, the Registration Rights Agreement is not in full force and effect for the benefit of Lessor, and/or (d) if a Warrant has been issued to Lessor, Southwall has failed to register the Warrant Shares as and when required by the Registration Rights Agreement, or (iii) on or before May 1, 2004 the Lease is rejected in any bankruptcy or insolvency proceeding brought by or against Lessee.

Upon delivery of any such notice by Lessor rescinding this Second Amendment, (1) the Original Lease, as amended by the First Amendment, shall be reinstated, (2) any sums received by Lessor pursuant to this Second Amendment shall be deemed paid on account of the sums owing by Lessee under the Original Lease, as amended only by the First Amendment, and, (3) if, after taking into account such payments, any late charges or interest could have been imposed for late payment of the sums owing under the Original Lease, as amended only by the First Amendment, such late charges and interest shall be deemed to be owing by Lessee to Lessor and shall be paid by Lessee to Lessor upon demand. Further, if, after application of such sums, any amount owing by Lessee under the Original Lease, as amended only by the First Amendment, are unpaid or if any other default exists under Section 22 of the Original Lease, as amended only by the First Amendment and without regard to any of the actions of Lessor with respect to this Second Amendment or the Building 2 Agreement, Lessor shall be entitled to pursue any remedy available with respect thereto under the

Lease or at law or in equity. If, but only if, Lessee (i) pays to Lessor the Two Hundred Two Thousand Dollars ($202,000) for application to the sums first payable by Lessee pursuant to Section 3(a) of this Agreement on or before February 25, 2004, (ii) pays to Lessor the Four Hundred Four Thousand Dollars ($404,000), for application to the sums owing by Lessee to Lessor under Section 2(a) of the Building 2 Agreement on or before February 25, 2004, (iii) pays to Lessor the other sums payable by Lessee on or before May 1, 2004 pursuant to this Second Amendment or the Building 2 Agreement (i.e., Fifty Eight Thousand Three Hundred Forty-Four Dollars ($58,344) plus the "Landlord's Work Amount" as defined in Section 2 of the Building 2 Agreement), and (iv) delivers to Lessor the Letter of Credit required by Section 5(b) and the Certificate of Deposit required by Section 8 of this Second Amendment on or before the due dates thereof specified in this Second Amendment, then effective on May 1, 2004, Lessor shall be deemed to have waived the defaults by Lessee in the payment of the sums to be paid under the Lease in consideration for the performance by Lessee of its restructured obligations under the Lease pursuant to the Lease as amended by this Second Amendment.

[*SIGNATURES ON NEXT PAGE*]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment intending to be bound thereby.

LESSOR

JUDD PROPERTIES, LLC,

a California limited liability company

By: _____
      F. Clay Judd, president

LESSEE

SOUTHWALL TECHNOLOGIES, INC.,

a Delaware corporation

By: _____

Printed Name: _____

Its: _____

By: _____

Printed Name: _____

Its: _____

EXHIBITS

A   -   Lease and First Amendment

B   -   Notice to Extend Lease Term

C   -   Notice to Defer Payment

D   -   Solvency/Bankruptcy Certification

E   -   Form of Warrant

F   -   Registration Rights Agreement

G   -   Capitalization

EXHIBIT B

NOTICE TO EXTEND LEASE TERM

Date: *<insert>*

To: Judd Properties, LLC
        Palo Alto, California

Notice is hereby given that the undersigned elects to extend the term of the Lease for 3969-3975 E. Bayshore Road – Building 1, until January 31, 2005. The undersigned represents that all of the conditions to the extension as set forth in said Lease have been satisfied and that the undersigned will pay the rental amounts owing with respect to the premises in accordance with Section *<insert payment schedule Section of Second Amendment>* of the Second Amendment to said Lease, as and when due and payable.

Southwall Technologies, Inc.,

By: _____

Its: _____

EXHIBIT C

NOTICE TO DEFER RENT PAYMENT

Date: *<insert>*

To: Judd Properties, LLC
        Palo Alto, California

Notice is hereby given that the undersigned elects to defer the rent payment owing by the undersigned on January 20 *<insert year>* in accordance with Section *<insert appropriate Section of Second Amendment>* of the Second Amendment to the Lease Agreement for 3969-3975 E. Bayshore Road – Building 1. The undersigned represents and confirms that all of the conditions to the deferment set for in said Second Amendment have been satisfied and the undersigned will pay the deferred amount in accordance with Section *<insert payment schedule Section of Second Amendment>* of said Second Amendment as and when due and payable.

        Southwall Technologies, Inc.,

        By: _____

        <u>Its:</u>

EXHIBIT D

LESSEE'S CERTIFICATE

Date: *<insert>*

To: Judd Properties, LLC
        Palo Alto, California

The undersigned is the President or Chief Financial Officer of Southwall Technologies, Inc., and on behalf of Southwall Technologies, Inc., hereby represents and warrants to Judd Properties, LLC that each of the following are true and correct as of the date of this certificate:

      1)   All of the Conditions to *<insert either* Extension of the Lease Term to January 31, 2005 */or/* the *<insert year>* Deferral were satisfied as of the dates specified in such conditions (including, without limitation, the timely payment of all sums owing under Section 2 of the Building 2 Agreement and the completion of the Lessee's Surrender Obligations for the premises), and continue to be satisfied as of the date hereof.

      2)   The undersigned has timely paid to Lessor all basic monthly rent to and all estimated direct expenses due and owing to Lessor prior to the date hereof.

      3)   No circumstance which would constitute a default under Section 22 of the Lease has occurred or is continuing as of the date of this certificate.

      4)   As of the date hereof either (A) the Warrant is in full force and effect for the benefit of Lessor, any Warrant Shares to be issued to the Escrow Agent or Lessor, or delivered by the Escrow Agent to Lessor, pursuant to the Warrant have been issued as and when required by the terms of the Warrant, the Registration Rights Agreement is in full force and effect for the benefit of Lessor, and/or Southwall has not failed to register the Warrant Shares as and when required by the Registration Rights Agreement, or (B) Lessee holds a valid Letter of Credit conforming to the requirements of Section 5 of the Second Amendment to the Lease in the drawable amount of $1 million; and

5)   No proceeding has been or is reasonably likely to be instituted by or against Lessee or any party controlled by, under common control with or who controls Lessee under the Bankruptcy Act of 1978, as amended, or any other federal or state bankruptcy or insolvency statute, Lessee has not made and is not reasonably likely to make any assignment for the benefit of creditors, no receiver or other court officer has been or is reasonably likely to be appointed to take possession of any substantial part of the asset(s) of Lessee, and Lessee has no plans to file any bankruptcy or insolvency proceeding on or before January 31, *<insert extension date>*.

In witness whereof, the undersigned has executed this certificate under penalty of perjury as of the date first above written.

Name

Title